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                                             Filed by Corvas International, Inc.
                                Filed Pursuant to Rule 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
              Promulgated under the Securities Exchange Act of 1934, as amended.


                                     Subject Company: Corvas International, Inc.
                                                    Commission File No.: 0-19732


July 1, 2003

Dear (Individually addressed) Corvas Shareholder:

Enclosed for your review is a copy of the joint proxy statement/prospectus covering our proposed combination with Dendreon.

We believe the combined company will benefit the stockholders of both companies by creating value for stockholders through:

         o    five promising clinical programs
         o a deeper product pipeline in oncology that is diversified across four key technology platforms
         o complementary drug discovery and development expertise to augment research and development capabilities
         o    product opportunities in cardiovascular disease, e.g., rNAPc2
         o    stronger financial position to advance the combined programs
         o seasoned leadership with a strong scientific and clinical talent pool

We also ask that you read about recent developments in the joint proxy statement/prospectus, including the $30.7 million additional funding raised by Dendreon under its existing shelf registration.

Hopefully you share my enthusiasm for this combination. I plan to contact you shortly in case you have any questions and to ask for your support on this important decision. Also, please feel free to call Dr. Mitchell H. Gold, Dendreon's Chief Executive Officer at (206) 829-1524.

Best regards,

/s/ Randall E. Woods

Randall E. Woods

cc: Dr. Mitchell H. Gold, M.D.